
wallet.vatom.com/token-ar?
+50
VATOM

INVEST IN **VATOM**

Vatom digital engagement platform enables brands to create interactive experiences at scale

vatom.com Los Angeles, CA Technology B2B AR & VR B2C Mobile Apps

Highlights

1. The world's leading brands utilize Vatom's AI Platform with over ten million users globally

2. Broad range of engaged clients, including PepsiCo, Google, Deloitte, Procter & Gamble, State Farm

3. Experienced executive team with multiple market exits

4. Highly scalable global market

5. Proven product-market fit

6. Early-mover advantage with significant barriers to entry

7. Proven to enhance customer relationships and brand loyalty

8. World class technology with a data acquisition engine

Featured Investor

John Suh
Syndicate Lead

Follow

Invested $380,000

"As a tech entrepreneur for almost 30 years, I've had a front row seat to massive waves of change lead by visionary founders. I believe Vatom is the first practical platform for consumers and companies to engage with Web 3. It not only brings together essential functionality... it unleashes creativity and enables a closer relationship between consumers and the brands they love. It's been adopted by many Fortune 500 companies, which will hopefully blaze a trail for tends of thousands of companies to more fully engage with their customers. Vatom has a powerful leadership team. Excited to see the future they will collectively mold."

Our Team



Tom Szabo CEO

Tom is a senior executive with experience managing all aspects of complex international businesses. Over 30 years, he founded and served as Chairman and CEO of four successful media and technology companies with 3 public market exits and 1 through M&A



Donna Mastropasqua Chief Revenue Officer

Donna is a seasoned entrepreneur with deep expertise and proven track record in loyalty and affinity marketing platforms. She has led strategic initiatives and built award-winning programs that turn customer engagement into long-term loyalty and growth.



Robert Frederick Chief of Technology

Rob was the technical Co-founder of AWS and AWS Marketplace. He is a location-based service, vxml, and gamification pioneer. A graduate of MIT, he worked on intelligent agents in the 90's before his startup was acquired by Amazon in 1999



Colin Hornett President

Colin Hornett is a leader in digital media and interactive engagement, known for building groundbreaking platforms for NBC Universal and The Source Magazine. While his work with ESPN, Disney, and The Oscars has shaped next-gen audience engagement.



Marc Delesalle Managing Director Strategy & Operations

Senior managing director for Accenture. In his 25 year career, he helped create the strategy, business process reengineering, CRM, and data analytics practices. His last two leadership roles were running their Financial Services & EMEA CRM practices.



Ashish Vaid Chief Product Officer

Ashish has extensive experience as a product leader, and as a sales leader with a focus on cloud infrastructure, XR/AR, security, blockchain, and mobile apps. He has held senior roles at Akana, Jabid, and SOA Software



Jessica Henry Head of Client Success



Jessica Henry Head of Client Success

With 25+ years at organizations like American Express, Merrill Lynch, MasterCard, and Aspire Lifestyles, specializing in growth acceleration for global clients including Visa, Citi, Sotheby's, GE Capital, and HSBC



Alistair Farquharson Head of Technology

Alistair has 20+ years of experience, has led engineering and product teams at innovative startups, partnering with top brands to create immersive digital experiences, earning recognition as a visionary in technology



Angela Patin Head of HR

Angela has held senior HR roles for several companies including SOA Software, and Digital Evolution

---

The world's largest brands choose Vatom

With ten million people globally engaged and growing, Vatom is demonstrating its ability to enhance customer relationships and brand loyalty using Vatom's advanced technology


THE WORLD'S TOP BRANDS CHOOSE VATOM
Google
verizon
Capital One
Paramount
HONDA
PEPSICO
intel
iHeartMEDIA
XPRIZE
DIAGEO


P&G
StateFarm
Deloitte.
GoDaddy
ARUP
MGM
VOLVO
elrow
EY
03

How Vatom Works


A NEW CUSTOMER ENGAGEMENT CHANNEL
Simple Onboarding
APP
Gamification
Reward
Redeem
1. Scan a QR code or click a link.
2. User opts into the program.
3. Earn points online or in the real-world.
4. Incent behavior direct and/or via affiliates online or in the real-world.
6. Redeem online or real-world.

Why Vatom:

- The Vatom team brings extensive expertise in audience engagement, data management, eCommerce, artificial intelligence, and analytics
- The Vatom platform is vetted and proven by the world's leading brands
- Our scalable business model ensures high growth and profit margins

A Deep Dive Into Vatom's Metrics For Brand Campaigns

PepsiCo / FIFA: Pepsi's FIFA World Cup Engagement Campaign

- Over 400K registered users
- 2 Million visitors
- 36% shared with a friend
- 60% returning customers
- 20% conversion rate compared to 2.1% with paid social
- CAC (*customer acquisition cost)* $1.50 vs. traditional $22



State Farm: NFL Country Wide Football Find Viral Campaign

- GOAL: was to have 10k people collect 500k digital football in 4 days, they did that in 4 hours
- Ended with almost 100k people collecting 1.5m footballs
- 70K rewards distributed, including exclusive NFT's, Amazon & Starbucks gift cards, autographed memorabilia, concert ticket,s and merchandise


state farm activation...

Fans collected 1.4 million Vatom objects in 4 days, creating a unique and exciting customer engagement strategy and delivering highly successful results for State Farm

iHeart: Live Events & Sponsorship

- Conversion rate 65% of attendees who clicked registered
- 80% active engagement, people that registered played
- 90% prize redemption, people that won, claimed their prizes
- Contactless conversion, no one had to talk to anyone, they just scanned and played
- Most efficient and cost friendly data gathering strategy


COME VISIT THE FIRST EVER...
Immersive Experien...
ROOMS INSPIRED BY
PERFORMING ARTISTS
MUSIC
FESTIVAL
09.22+09.23
FREE // OPEN TO THE PUBLIC
TOSHIBA PLAZA
at T-MOBILE ARENA

Google Virtual Event: Googles Annual Cloud Computing Summit

- 20k concurrent users
- 78% returning users
- Vatom virtual space saw 98% of the attendees spend an average of 48 minutes dwell time
- The traditional site saw less than 2% of the attendees spent under 4 minutes on average
- (twitter and tic tok average less than 10 minutes dwell time)


Welcome to the Beyondverse

PG: Tide Turn to Cold Campaign

- GOAL: By rewarding consumers who commit to the #TurnToCold campaign challenge in a fun and exciting way, Tide was able to increase the amount of cold laundry loads done as well as increase overall number of consumers taking the "Cold Water Pledge" which both reduced the impact to the environment and helped consumers save money on their electrical bill.
- + 36K incremental consumers for less than $5 per user
- Gamification of the campaign message drove habit change of 89% of

participants

- 70%+ engagement rate
- 91% of referral conversion



VATOM LOYALTY ENGAGEMENT PROGRAM FOR PEPSI



Pepsi Joy App: Engagement & Loyalty Program
PepsiCo's Ecosystem of Consumer Engagement in LATM
The Vatom Platform powers the Pepsi Joy App in LATM
The app has over 2.5 Million registered users.
¿Qué podrás encontrar?
Promociones
Perfil de usuario
Recompensas
Canje de tiras de producto
Digi-Joys® & Nftazos
Juegos
joy
Lo que más te gusta
HABANERAS
PEPSICO



Vatom powered PepsiCo's FIFA World

Cup campaign:

- Over 100,000 registered users in the first 4 days
- CAC: $1.30
- Generating ongoing, real-time zero and 1st-party data
- 70% daily engagement
- 40% of registered users shared the campaign with a friend
- Vatom QR codes were printed on over 200 million bags of Frito Lay chips & Doritos

Highlights:

- The experience focuses on rewarding consumer engagement and loyalty through a points based rewards program, providing consumers with ongoing engagement
- The program is designed to trigger purchase intention at the point of sale in a dynamic and fun way
- Ongoing activation programs include experiences that drive consumers to leading retailers
- Consumers can find collectibles and redeemables on the map and in augmented reality

Why Vatom Works

Why Vatom Works

Most businesses reach customers through ad networks, which charge high fees for access. With Vatom, businesses can connect directly with users and keep more of the value


FROM INDIRECT
Brand
Planning / Buying Technology Ecosystem
Publishers
Consumers
PEPSI
facebook
CNN
YAHOO!
NBA.COM
Google
$70B
$35B
$35B
$0


TO DIRECT
Brand
Planning / Buying Technology Ecosystem
Publishers
Consumers
PEPSI
VATOM
Direct

The Vato

m platform delivers a better way to engage with your customers

A Better Engagement Channel:

- Enable more immersive & engaging experiences
- Support for customer acquisition strategies
- Robust loyalty & rewards management
- Scalable and mass market friendly
- Cutting edge integration and interoperability
- Safely and directly collect zero & 1st party data
- Data is converted into actionable insights that can help optimize and personalize programs in real-time

Hyper-Personalization At Scale:

- Personalized & dynamic communications that dramatically increase Customer Lifetime Value (LTV)

Unbeatable ROI:

- Consistently deliver a superior ROI, with KPIs that eclipse industry benchmarks by wide margins

Flexible / Interoperable:

- Designed to enhance and modernize existing infrastructure and legacy systems, while operating as a hub to integrate additional third party tools and vendor applications

VATOM PRODUCT & SERVICES


The platform includes:
Templated, Gamified Experiences
Pre-designed, engaging experiences dramatically increase user participation, from treasure hunts to sweepstakes.
AI-Driven Data Acquisition and Management
1st & Zero party data acquisition into AI engine, with full regulatory compliance across geographies.
Branded Universal Wallet and SDKs
Seamlessly integrates with existing apps, community, markets, branded point systems, and POS integrations.
Virtual Experiences
Across augmented reality in the real world, and Virtual Spaces on the web, Vatom enables communal experiences with AI-driven 3D worlds, agents and avatars.
Smart Digital Objects
Programmable digital assets that come alive with 3D graphics, animation and video. Vatoms enhance real-time user interaction and engagement on and off chain, across games, venues and events.

VATOM CREATES PROPRIETARY DATA ASSETS


FULL DATA COMPLIANCE
Manage your data
Vatom
Pepsi
State Farm
Legally collect zero & first party data.
• GDPR, CCPA compliant.
• Innovative data solution, facilitates easily and securely collection and sharing of data with brands while maintaining compliance with regulatory requirements.
• Businesses can define schema at Business-level, Event-basis, or even at the campaign level.
• Unified data dashboard across events and campaigns
Safely manage zero & first party data.
• Innovative Global presence.
• Based on the location of the user signing up - all PII data is located by jurisdiction. e.g. Person signing up from EU the data is stored in EU-based Data Center.
• Provide users full ownership and control over the data they have shared.
• Private, Secure, and Legal by default.

VATOM PRODUCES SUPERIOR ENGAGEMENT

THE RESULTS

Unite virtual experiences across customer touch points, including augmented reality, virtual spaces, consumer-friendly wallets, and in-store redemption. Vatom integrates with existing infrastructure and apps, and ensures compliance with data privacy rules.

+50%
conversion

+70%
daily engagement

+40%
share with friends


Customer Profile
Charles Martin
Recent Activity
Wallet
Get Tickets
Play to Win

-80%
time to deploy

>$1.00
CAC

Data
first and zero party

THE VALUE

1st & Zero Party Data

Brands are seeking better ways to reach their target customer and build loyalty and sales. Vatom uniquely collects vital data in legally compliant manner across geographies.

Incentives & Rewards

Consumers are demanding more value for their time. The combination of personalized rewards and gamification results in superior metrics, such as cost of customer acquisition, dwell time and return visits.

Retail Traffic & Redemption

Retailers are looking to drive foot traffic to their online and physical stores and increase sales. The largest brands in the world use Vatom to dramatically increase visits to retail locations.

Easy onboarding via distribution partners, with redemption via marketplace and retail


Vatom Wallet*
Experiences & Rewards
Zero & First Party Data
VATOM™
Personalized Delivery
AI Analytics
Partnership Programs

**wallet SDK allows for embedding into existing loyalty apps, augmenting user experience and sales.*

USE OF PROCEEDS

CAPITAL RAISE

Vatom is raising capital to support meteoric growth, including:

Product Development

- Drive innovation.
- Maintain competitive edge.

New Business Development

- Enable market expansion into verticals.
- Pursue strategic partnerships & acquisitions.

Major Account Management

- Execute and expand major accounts
- Provide tailored solutions for key clients.

Operations

- Increase efficiency and productivity.
- Support growth and improve quality.

INVESTMENT HIGHLIGHTS

- **Delivering significant value for businesses and brands**
- **Strong adoption by Fortune 500 companies**
- **Executive team with multiple market exits**
- **Proven product-market fit**
- **Highly scalable global market**
- **Early-mover advantage with strong barriers to entry**

Vatom is raising capital to rapidly execute our business plan

VATOM™